UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 October 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Stock Exchange Announcement – Telecom Notice of Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 9 October 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

9 October 2013

Dear Shareholder

On behalf of the Board of directors I am pleased to invite you to the 2013 Annual Meeting of Telecom Corporation of New Zealand Limited, which is to be held on Friday, 8 November 2013 at 10.00 am (New Zealand time) in the Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland.

At the Annual Meeting I will comment on Telecom’s performance and strategic shift over the last year and Chief Executive, Simon Moutter, will outline our progress in more detail.

In addition, all directors will comment briefly on Telecom and why they serve on the Board.

Maury Leyland, Charles Sitch and Justine Smyth are retiring and standing for re-election at the Annual Meeting. The Board unanimously supports the re-election of these directors. You can read about the background of all the directors standing for re-election in the Explanatory Notes to the Notice of Annual Meeting attached to this letter.

At the meeting shareholders will also be asked to authorise the directors to fix the auditors’ remuneration.

The Board recommends that you vote in favour of all resolutions.

Shareholders present at the Annual Meeting will have the opportunity to ask questions during the meeting.

If you cannot attend the Annual Meeting, I encourage you to appoint a proxy to attend and vote in your place. You can appoint a proxy online by going to www.investorvote.co.nz/telecom or by scanning the QR code on the Proxy Form with your smartphone, before 10.00 am (New Zealand time) on Wednesday, 6 November 2013. You will need your CSN/Securityholder number, and postcode or country of residence if outside of New Zealand, to securely appoint your proxy online. Alternatively, you can send a completed Proxy Form by email, post or fax (in accordance with the details in the Proxy Form) so that it reaches Computershare Investor Services Limited by 10.00 am (New Zealand time) on Wednesday, 6 November 2013.

You will also be able to view and listen to the Annual Meeting live by webcast at: http://investor.telecom.co.nz.

For those shareholders who are attending the Annual Meeting, please bring the enclosed Proxy Form with you to assist with your registration.

You are invited to join the Board and senior management for light refreshments at the conclusion of the Annual Meeting. I look forward to seeing you then.

Yours sincerely

Mark Verbiest
Chairman

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Notice of Annual Meeting of Shareholders

The Annual Meeting of shareholders of Telecom Corporation of New Zealand Limited (‘Telecom’) will be held in the Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland on Friday, 8 November 2013 commencing at 10.00am (New Zealand time).

Items of business

A	The Chairman’s introduction

B	Addresses to shareholders

C	Shareholder discussion

D	Resolutions:

To consider, and if thought fit, to pass the following ordinary resolutions:

1.	That the directors are authorised to fix the auditors’ remuneration.

2.	That Ms Maury Leyland is re-elected as a director of Telecom.

3.	That Mr Charles Sitch is re-elected as a director of Telecom.

4.	That Ms Justine Smyth is re-elected as a director of Telecom.

Notes:

Each resolution above is to be considered as an ordinary resolution and, to be passed, requires the approval of a simple majority of votes cast on the resolution.

By Order of the Telecom Board

Mark Verbiest
Chairman

9 October 2013

2 |	Telecom Notice of Meeting 2013

Explanatory Notes

Resolution 1: Fixing the remuneration of the auditors, KPMG

Pursuant to the Companies Act 1993, KPMG are automatically reappointed at the Annual Meeting as auditors of Telecom. The proposed resolution is to authorise the directors to fix the remuneration of the auditors, KPMG.

Resolutions 2, 3 and 4: Re-election of directors

Non-executive directors Maury Leyland, Charles Sitch and Justine Smyth retire by rotation and offer themselves for re-election.

MAURY LEYLAND BE (Hons); FIPENZ; MInstD Non-executive director, Independent

Term of Office

Appointed director 1 December 2011.

Board Committees

Member of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee.

Biography

Maury has been a senior executive at Fonterra since 2005 and is currently Group Director Strategy. Previous roles within Fonterra have included Programme Director of a major transformation programme, General Manager New Zealand Logistics and Associate Director Strategy and Growth. Prior to joining Fonterra she spent nine years with the Boston Consulting Group as a strategy consultant working with large companies in New Zealand and Australia. Maury was previously a director at Transpower New Zealand Limited. She was also a member of both the design and sailing team for Team New Zealand during the successful 1995 America’s Cup campaign in San Diego. Maury is also a member of the Advisory Board for the Department of Engineering Science at the University of Auckland. Maury has a Bachelor of Engineering in Engineering Science, First Class Honours from Auckland University.

CHARLES SITCH MBA, LLB, BCom, GAICD Non-executive director, Independent

Term of office

Appointed director 1 December 2011.

Board Committees

Member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Biography

Charles retired from the international management consulting firm McKinsey & Company in 2010. He joined McKinsey & Company in 1987 and in 2000 became a senior director, primarily working with CEOs and boards on strategy and operations turnarounds. His practice had focused on telecommunications, consumer services, retail, banking, travel and entertainment. Since 2006 he has been involved in various new business ventures. He is a member of the board of Trinity College at Melbourne University and the Robin Boyd Foundation, and a committee member of the Melbourne Cricket Club. He was previously an advisory director of Bkk Partners, an investment bank. Charles holds an MBA from Columbia Business School and an LLB, BCom from Melbourne University.

investor.telecom.co.nz	| 3

JUSTINE SMYTH BCom, CA, NZICA Non-executive director, Independent

Term of Office

Appointed director 1 December 2011.

Board Committees

Chair of the Human Resources and Compensation Committee and a member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Biography

Justine is a director of Auckland International Airport Limited, a board member of the Financial Markets Authority, Chair of the New Zealand Breast Cancer Foundation and a former Deputy Chair of New Zealand Post Limited. She is also owner and Executive Director of a manufacturing and wholesale clothing company. Justine is a former Chair of the Finance Audit, Investment & Risk sub-committee of New Zealand Post Limited and her background includes being Group Finance Director of Lion Nathan Limited and a former partner of Deloitte. She has experience in governance, mergers and acquisitions, taxation and financial performance of large corporate enterprises and the acquisition, ownership, management and sale of small and medium enterprises.

4 |	Telecom Notice of Meeting 2013

Important information

Voting entitlements

Voting entitlements for the Annual Meeting will be determined as at 5:00pm (New Zealand time) on Thursday, 7 November 2013. Registered Telecom shareholders at that time will be the only persons entitled to vote at the Annual Meeting, and only the Telecom shares registered in those Telecom shareholders’ names at that time may be voted at the Annual Meeting.

Voting in person

If you are entitled to vote and wish to do so in person, you should attend the Annual Meeting. Please bring your Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Voting by proxy

A Telecom shareholder who is entitled to vote at the Annual Meeting is entitled to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a Telecom shareholder.

If you appoint a proxy you may either direct your proxy how to vote for you or you may give the proxy discretion to vote as he or she sees fit. If you wish to give your proxy discretion then you should make the appropriate election, either online or in the Proxy Form, to grant your proxy that discretion. You will be deemed to have given your proxy discretion if you do not make an election in relation to any of resolutions 1 to 4.

The Chairman of the meeting or any other director is willing to act as proxy for any shareholder who appoints him or her for that purpose. If, in appointing your proxy, you do not name a person as your proxy (either online or in the Proxy Form that is lodged with Computershare Investor Services Limited), or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy and may vote only in accordance with your express direction. If you expressly appoint the Chairman of the meeting or any other director as your proxy and elect to give them discretion on how to vote on a resolution, they may exercise your vote even if they have an interest in the outcome of that resolution. The Chairman of the meeting and the directors intend to vote all discretionary proxies in favour of resolutions 1 to 4.

A Proxy Form accompanies this Notice of Annual Meeting.

If you do not propose to attend the Annual Meeting but wish to be represented by proxy, you can appoint a proxy online by going to www.investorvote.co.nz/telecom or by scanning the QR code on the Proxy Form with your smartphone. You will need your CSN/ Securityholder number, and postcode or country of residence if outside of New Zealand, to securely appoint a proxy online.

Alternatively, you can complete the Proxy Form (detach the attendance slip) and either:

•	Email your proxy to corporateactions@computershare.co.nz;

•	Return the Proxy Form by mail to the Share Registrar, Computershare Investor Services Limited, Private Bag 92119, Auckland 1142, New Zealand, using the freepost envelope enclosed; or

•	Fax the Proxy Form to 09 488 8787 (within New Zealand) or +64 9 488 8787 (international).

The online proxy appointments must be lodged with, and the completed Proxy Forms received by, Computershare Investor Services Limited no later than 10.00am on Wednesday, 6 November 2013 (New Zealand time).

Where a Proxy Form is completed for a company, it must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

investor.telecom.co.nz	| 5

Where a Proxy Form is signed by an attorney, a copy of the power of attorney under which it was signed, if not previously provided to Computershare Investor Services Limited, together with a signed certificate of non-revocation of the power of attorney must accompany the Proxy From.

Webcast

The Annual Meeting will be webcast live on the internet. To view the webcast, go to: http://investor.telecom.co.nz.

Minutes of the previous meeting and Annual Report

The minutes of last year’s Annual Meeting and an archive of the 2012 webcast are also available on http://investor.telecom.co.nz.

The 2013 Annual Report is available on Telecom’s website. Go to: http://investor.telecom.co.nz.

Meeting venue

The Conference Centre at Level 2, Telecom Place, 167 Victoria Street West, Auckland.

Parking around Telecom Place

If you have any questions, or for more information, please call Telecom Investor Relations on:

Australia	1800 730 050
Hong Kong	800 908 530
Japan	00531 252 004
New Zealand	0800 440 246
Singapore	800 616 3007
United Kingdom	0800 358 5267
United States / Canada	1 877 941 1427

Telecom Corporation of New Zealand Limited ARBN 050 611 277

6 |	Telecom Notice of Meeting 2013